SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                       January                           2007
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Commission File Number               000-51034
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                           ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                   Form 40-F       X
                         -------------               -----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                         No       X
                     ---------                   ----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                                 DOCUMENT INDEX

1. Material change report, dated December 29, 2006, pertaining to the announcement by the registrant of the terms of an initial distribution of units of Aeroplan Income Fund to its shareholders.


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                                                                     Document 1

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                                 Form 51-102F3
                             MATERIAL CHANGE REPORT


Item 1     Name and Address of Company

           ACE Aviation Holdings Inc. ("ACE")
           5100 de Maisonneuve Boulevard West
           Montreal (Quebec)
           H4A 3T2

Item 2     Date of Material Change

           December 28, 2006.

Item 3     News Release

           On December 28, 2006, ACE disseminated a press release on CNW describing the material change that is the subject of this report and such press release was filed on SEDAR.

Item 4     Summary of Material Change

           On December 28, 2006, ACE announced the terms of an initial distribution of units of Aeroplan Income Fund to its shareholders under a statutory arrangement approved by ACE's shareholders at a special meeting held on October 5, 2006. The distribution of approximately 0.442 Aeroplan unit per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE is being made by way of reduction of capital.

Item 5     Full Description of Material Change

           On December 28, 2006, ACE announced the terms of an initial distribution of units of Aeroplan Income Fund (TSX: AER.UN) to its shareholders under the statutory arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares (TSX: ACE.A), Class B voting shares (TSX: ACE.B) and the preferred shares of ACE.


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           ACE shareholders as of the close of business on January 10, 2007 will be entitled to receive approximately 0.442 unit of Aeroplan Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. Based on the closing price of $17.12 per unit of Aeroplan Income Fund on the Toronto Stock Exchange on December 27, 2006, the distribution is valued at approximately $856 million or approximately $7.57 per ACE share.

           In preparation for the initial distribution, ACE exchanged on December 28, 2006, 50,000,000 units of Aeroplan Limited Partnership into 50,000,000 units of Aeroplan Income Fund. Further to such exchange, Aeroplan Income Fund has 99,454,165 units issued and outstanding and holds a 49.7% interest in Aeroplan Limited Partnership. ACE retained a 50.3% direct interest in Aeroplan Limited Partnership and ACE now holds an aggregate of 50,012,667 units of Aeroplan Income Fund representing 50.3% of the units of Aeroplan Income Fund issued and outstanding.

           Due to restrictions applicable to Aeroplan Income Fund pursuant to United States securities legislation, U.S. shareholders will receive units of Aeroplan Income Fund only if they complete and submit a certification attesting that they are "qualified purchasers" for the purposes of the United States Investment Company Act of 1940 and institutional "accredited investors" for the purposes of Regulation D under the United States Securities Act of 1933. U.S. shareholders that do not satisfy such requirements or that do not submit a properly completed certification will receive the net cash proceeds after expenses of the sale on their behalf of the units of Aeroplan Income Fund which such shareholders would otherwise have been entitled to receive.

           Fractional interests in units of Aeroplan Income Fund, as well as the units of Aeroplan Income Fund that would otherwise be distributed to ACE registered shareholders holding less than 114 shares of ACE as of the close of business on January 10, 2007 will be sold on their behalf and the net cash proceeds after expenses will be paid to the shareholders entitled thereto.

           As of the close of business on January 10, 2007, ACE will remit the units of Aeroplan Income Fund that are being distributed to CIBC Mellon Trust Company as agent for the shareholders of ACE pending delivery of the units to the shareholders of ACE or sale of the units on their behalf.

           Unit certificates representing the units of Aeroplan Income Fund and/or cheques representing the net cash proceeds of the sale of units of Aeroplan Income Fund to which registered shareholders of ACE are entitled will be mailed by CIBC Mellon Trust Company by ordinary prepaid post on or about January 25, 2007 without any action on the part of shareholders of ACE other than the U.S. shareholders as indicated above. The units of
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           Aeroplan Income Fund and/or the net cash proceeds of the sale of units of Aeroplan Income Fund to be distributed to non-registered shareholders of ACE will be credited to their account with their broker or other intermediary.

           ACE has received a favourable opinion from the Canada Revenue Agency confirming that, from a Canadian tax standpoint, the initial distribution under the arrangement will be treated as a reduction of stated capital and not as a taxable dividend. As a result, the adjusted cost base to ACE shareholders of their ACE shares for Canadian tax purposes will be reduced by an amount equal to the fair market value, as of the record date, of the units of Aeroplan Income Fund.

           The cash proceeds received as a result of the initial distribution by an ACE shareholder resident in the United States will be exempt from Canadian withholding tax. ACE shareholders should consult with their own tax advisors to determine the tax consequences to them of the initial distribution having regard to their particular circumstances.

           In connection with the initial distribution under the plan of arrangement, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 (TSX: ACE.NT.A) will be adjusted downward in accordance with the terms of the trust indenture governing the convertible senior notes. The details of the adjustment will be announced by subsequent news release.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

           This report is not being filed on a confidential basis.

Item 7     Omitted Information

           None.

Item 8     Executive Officer

           For further information, please contact Sydney John Isaacs, Senior Vice President, Corporate Development and Chief Legal Officer, (514) 205-7852.

Item 9     Date of Report

           December 29, 2006

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ACE AVIATION HOLDINGS INC.
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                                                   (Registrant)

Date:   January 3, 2007              By:  /s/ Carolyn M. Hadrovic
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                                          Name:  Carolyn M. Hadrovic
                                          Title: Corporate Secretary